Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

ITAÚ UNIBANCO HOLDING S.A. (“Company”) announces to its shareholders that the Board of Directors, meeting on February 1, 2016, approved the payment to shareholders on February 29, 2016 as follows based on the calculation of the shareholding position as of the close of business on February 18, 2016:

a)	complementary dividends in the amount of R$ 0.1980 per share for account of the 2015 mandatory dividend; and

b)	complementary interest on own capital for fiscal year 2015 in the amount of R$ 0.4564 per share, with retention of 15% of income tax at source, resulting in net interest of R$ 0.38794 per share, with the exception of corporate shareholders able to substantiate immunity or exemption.

Additionally, approved that interest on own capital declared by the Board of Directors on November 26, 2015 in the gross amount of R$ 0.2090 per share (net of R$ 0.17765 per share), as already announced, will also be paid on February 29, 2016.

São Paulo (SP), February 1, 2016.

MARCELO KOPEL

Investor Relations Officer